EXHIBIT 12

                                CARNIVAL CORPORATION
                        RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

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                                  FOR THE  YEARS ENDED NOVEMBER 30,
                              1996     1995     1994     1993     1992

Income from continuing
   operations               $566,302 $451,091 $381,765 $318,170 $281,773
Income tax expense             9,045    9,374   10,053    5,497    9,008
Income from continuing
   operations before
   income taxes             $575,347 $460,465 $391,818 $323,667 $290,781

Fixed Charges:
  Interest expense          $ 64,092 $ 63,080 $ 51,378 $ 34,325 $ 53,792
  Interest portion of
   rental expense (1)          3,093    2,529    2,575    2,894    3,567
  Fixed charges associated with
    discontinued operations        0        0      928    1,451    1,265
  Capitalized interest        25,799   18,762   21,888   24,609   21,682
Total fixed charges         $ 92,984 $ 84,371 $ 76,769 $ 63,279 $ 80,306

Adjustments to Fixed Charges:
  Undistributed Equity in
    Income From Affiliated
    Operations              $(43,224)$      0 $      0 $      0 $      0

Earnings before fixed
   charges                  $599,308 $526,074 $446,699 $362,337 $349,405

Ratio of earnings to
   fixed charges               6.4 x   6.2 x    5.8 x    5.7 x    4.4 x
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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.